SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            Beacon Power Corporation
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value per Share
                         (Title of Class of Securities)


                                   073677 10 6
                                 (CUSIP Number)


                                November 16, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [  ]  Rule 13d-1(b) [  ]  Rule 13d-1(c)    [X]  Rule 13d-1(d)

           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No.  073677 10 6



1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Robert W. Shaw, Jr.

2.       Check the Appropriate Box if a Member of a Group


           (a)  [  ]               (b)  [  ]


3.       SEC Use Only


4.       Citizenship or Place of Organization                United States


         Number of Shares Beneficially Owned by Each Reporting Person with:


5.       Sole Voting Power                                   3,171,250 (a)


6.       Shared Voting Power                                 --0--


7.       Sole Dispositive Power                              3,171,250 (a)


8.       Shared Dispositive Power                            --0--


9.       Aggregate Amount Beneficially Owned
          by Each Reporting Person                           3,171,250 (a)


10.      Check box if the Aggregate Amount
          in Row (9) Excludes Certain Shares


11.      Percent of Class Represented by
          Amount in Row (9)                                  7.34%


12.      Type of Reporting Person                            IN


Item 1.

           (a)      Name of Issuer:
           Beacon Power Corporation

           (b)      Address of Issuer's Principal Executive Offices:

           234 Ballardvale Street
           Wilmington, MA  01887-1032

Item 2.

           (a)      Name of Person Filing:

           Robert W. Shaw, Jr.

           (b)      Address of Principal Business Office, or if None, Residence:

           Micro-Generation Technology Fund, L.L.C.
           c/o Arete Corporation
           P.O. Box 1299
           Center Harbor, NH 03226

           (c)      Citizenship:

           United States

           (d)      Title of Class of Securities:

           Common Stock, $0.01 par value per share

           (e)      CUSIP Number:

           073677 10 6

Item 3. If this statement is filed pursuant to Rule. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)       [ ] Broker or dealer registered under Section 15 of the Act.

(b)       [ ] Bank as defined in Section 3(a)(6) of the Act.

(c)       [ ] Insurance company as defined in Section 13(a)(19) of the Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)       [    ]    An     investment     adviser     in     accordance     with
          Rule.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 240.13d- 1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)       [ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 240.13d-1(c), check this box [ ].

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)    Amount beneficially owned:     3,171,250 (a)


           (b)    Percent of class:              7.34%


           (c)    Number of shares as to which such person has:


           (i)    Sole power to vote or direct the vote          3,171,250  (a)


           (ii)   Shared power to vote or to direct the vote        --0--


           (iii)  Sole power to dispose or to direct the disposition
                  of                                              3,171,250  (a)


           (iv)   Shared power to dispose or to direct the disposition
                  of                                                       --0--



(a) Robert W. Shaw, Jr. is the President of Arete Corporation, which is the manager of Micro-Generation Technology Fund, L.L.C ("Micro-Generation"). In such capacity, he has sole voting power and dispositive power with respect to the 3,171,250 shares held of record by Micro-Generation and therefore, may be deemed the beneficial owner of the shares of common stock directly held by Micro-Generation. Robert W. Shaw, Jr. disclaims this beneficial ownership.


Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable


Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.    Identification and Classification of Members of the Group.

Not Applicable


Item 9.    Notice of Dissolution of Group.

Not Applicable





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Item 10.   Certifications.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    By: /s/ Robert W. Shaw, Jr.
                                        ----------------------------------------
                                    Name: Robert W. Shaw, Jr.
                                    Title: President of Arete Corporation, the
                                           Manager of the Micro-Generation
                                           Technology Fund, L.L.C.
                                    Dated:________________________